                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. __)

                           Nexar Technologies, Inc.
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
                        (Title of Class of Securities)

                                  65332P 10 6
                                (CUSIP Number)
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                                 SCHEDULE 13G
CUSIP No. 65332P 10 6                                            Page 2 of 5

 1. Name of Reporting Persons S.S. or I.R.S. Identification Number of Above Persons

     Albert J. Agbay
     Social Security No.:  ###-##-####


 2.  Check the Appropriate Box if a Member of a Group

     Not Applicable


 3.  SEC Use Only


 4.  Citizenship or Place of Organization

     United States of America

Number of Shares Beneficially Owned By Each Reporting Person With


 5.  Sole Voting Power

     1,044,580 shares (includes 962,545 shares which Mr. Agbay has the right to acquire pursuant to stock options).


 6.  Shared Voting Power

     None


 7.  Sole Dispositive Power

     1,044,580 shares (includes 962,545 shares which Mr. Agbay has the right to acquire pursuant to currently exercisable stock options).


 8.  Shared Dispositive Power

     None


 9.  Aggregate Amount Beneficially Owned by Each Reporting Person.

     1,044,580 shares (includes 962,545 shares which Mr. Agbay has the right to acquire pursuant to currently exercisable stock options).


10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
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CUSIP No. 65332P 10 6                                      Page 3 of 5

11.  Percent of Class Represented by Amount in Row 9.

     10.4%


12.  Type of Reporting Person.

     IN

Item 1(a).  Name of Issuer:

            Nexar Technologies, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:

            257 Turnpike Road
            Southborough, Massachusetts 01772


Item 2(a).  Name of Person Filing:

            Albert J. Agbay


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Nexar Technologies, Inc.
            257 Turnpike Road
            Southborough, Massachusetts 01772


Item 2(c).  Citizenship:

            United States of America


Item 2(d).  Title of Class of Securities:

            Common Stock, $0.01 par value per share


Item 2(e).  CUSIP Number:

            65332P 10 6


Item 3:

            Not Applicable
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CUSIP No. 65332P 10 6                                           Page 4 of 5

Item 4.  Ownership:

         (a) Amount Beneficially Owned:

         1,044,580 shares (includes 962,545 shares which Mr. Agbay has the right to acquire under currently exercisable stock options).

         (b) Percent of Class:

         10.4%

         (c) Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote:

                   1,044,580 shares (includes 962,545 shares which Mr. Agbay has the right to acquire under currently exercisable stock options).

             (ii)  shared power to vote or to direct the vote:

                   None

             (iii) sole power to dispose or to direct the disposition of:

                   1,044,580 shares (includes 962,545 shares which Mr. Agbay has the right to acquire under currently exercisable stock options).

             (iv)  shared power to dispose or to direct the disposition of:

                   None


Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported by the Parent Holding Company:

         Not Applicable


Item 8.  Identification and Classification of Members of the Group:

         Not Applicable
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CUSIP No. 65332P 10 6                                            Page 5 of 5

Item 9.  Notice of Dissolution of Group:

         Not Applicable


Item 10. Certification:

         Not Applicable


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              February 3, 1998



                              /s/ Albert J. Agbay
                              Albert J. Agbay
                              Chairman of the Board,
                              Chief Executive Officer
                              and President of the Issuer